Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor, 18 Queen Street

Hamilton HM JX, Bermuda

November 19, 2012

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Enstar Group Limited Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited (the “Company” or “we”) has carefully considered the verbal comments provided to us during a call with your colleagues on November 2, 2012 and, on behalf of the Company, I respectfully provide the Company’s response below.

We have provided amended disclosure to the original Exhibit A filed with our response on October 5, 2012. For your convenience, all substantive changes are blacklined.

In order to address some specific items discussed with your colleagues, we are also providing the Staff with the following supplemental information regarding the changes on Exhibit A:

1. We have amended the amount of consolidated retained earnings of the Company that was free of restrictions and available to be distributed to the Company’s ordinary shareholders as at December 31, 2011 from $169.4 million to $689.0 million.

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This amount is based on deducting the Company’s outstanding balance of $115.8 million related to its revolving credit facility as of December 31, 2011 from the Company’s consolidated retained earnings of $804.8 million as of December 31, 2011.

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The available retained earnings are held at the subsidiary level, and therefore, although we are identifying $689.0 million as being available to be distributed to the Company’s ordinary shareholders, we have added language regarding regulatory restrictions that may impact amounts actually available for dividend distributions.

Jim Rosenberg

November 19, 2012

2. We have amended the amount of restricted net assets of our consolidated subsidiaries as at December 31, 2011 from $815.5 million to $996.5 million in the proposed amended disclosure in Exhibit A. This amount is determined on a GAAP basis.

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The $996.5 million amount is derived by adding: (i) noncontrolling interest of $297.3 million; (ii) the Company’s outstanding balance of $115.8 million related to its revolving credit facility; (iii) the Company’s outstanding balance of $108.1 million related to its term credit facility loan for the Clarendon National Insurance Company acquisition; and (iv) $475.3 million to reflect the aggregate minimum capital requirements of our insurance and reinsurance subsidiaries (as reflected in the table on page A-2).

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With respect to the Company’s condensed balance sheet as of December 31, 2011 set forth in Schedule II to the Company’s audited financial statements (i.e., page 173 of the Company’s Form 10-K for the year ended December 31, 2011), we note that the $1,570.5 million amount of investments in subsidiaries represents total shareholders’ equity of $1,683.4 million minus $112.9 million with respect to the net assets held at the Enstar Group Limited level. (i.e., $1,570.5 million represents the total net assets of our subsidiaries).

3. We have provided additional information by jurisdiction regarding solvency and liquidity requirements, as well as a description of how our companies compare to these minimum ratios. With respect to ramifications of failing to meet minimum solvency and liquidity requirements, as we discussed with the Staff, the Company’s insurance and reinsurance subsidiaries are all in run-off. Accordingly, the most relevant consequences of failing to meet these minimum standards would be that the subsidiaries’ ability to distribute dividends to the Company could be inhibited, or that regulators could exercise stricter oversight of any such subsidiary. These consequences are described in the proposed amended disclosure in Exhibit A.

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In connection with your verbal comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

Jim Rosenberg

November 19, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response to your comment, please do not hesitate to contact me at (441) 278-1445.

Sincerely,

/s/ Richard J. Harris
Richard J. Harris Chief Financial Officer

cc:	Dana Hartz (Securities and Exchange Commission)
Richard C. Lightowler (KPMG Audit Limited, Hamilton, Bermuda)
John Johnston (Deloitte & Touche Ltd., Hamilton, Bermuda)
Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

Exhibit A

In future filings, beginning with the 2012 Form 10-K, the Company will provide substantially similar to the following disclosure for the Statutory Requirements footnote (which was Note 18 to the consolidated financial statements included in the Company’s 2011 Form 10-K).

RETAINED EARNINGS AND STATUTORY RESTRICTIONS

Restrictions on the payment of dividends

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of its insurance and reinsurance subsidiaries to distribute capital and pay dividends to it. The Company’s insurance and reinsurance subsidiaries are subject to certain regulatory restrictions on the distribution of capital and payment of dividends in the jurisdictions in which they operate as more fully described below. The restrictions are generally based on net income or levels of capital and surplus as determined in accordance with the relevant statutory accounting practices. Failure of these subsidiaries to meet their applicable regulatory requirements could result in restrictions on any distributions of capital or retained earnings and/or stricter regulatory oversight of the subsidiaries. In addition, the Company’s ability to pay dividends and make other forms of distributions is further limited by repayment obligations in the Company’s outstanding loan facility agreements.

As at December 31, 2012, the amount of consolidated retained earnings of the Company that was free of restrictions and therefore potentially available to be distributed to the Company’s ordinary shareholders was $xxx million (2011: ~~$169.4~~689.0 million). This amount is held primarily within our insurance and reinsurance subsidiaries and represents retained earnings held in those companies in excess of their minimum regulatory requirements. Although these amounts are in excess of statutory minimums, regulators may nonetheless further restrict distributions, and therefore actual amounts available for distribution to shareholders are likely to be significantly less. In addition, the ~~The~~ Company does not intend to pay dividends on its ordinary shares, as it intends instead to reinvest any distributions from its subsidiaries back into the Company, primarily as a means to fund future acquisitions.

Statutory Restrictions

The Company’s insurance and reinsurance subsidiaries prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable local regulatory authority. The statutory financial statements may vary materially from statements prepared in accordance with U.S. GAAP.

The statutory capital and surplus amounts for the years ended December 31, 2012 and 2011 and statutory net income amounts for the years ended December 31, 2012, 2011 and 2010 for the Company’s insurance and reinsurance subsidiaries based in Bermuda, the United Kingdom, Australia, the United States and Europe are shown in the table below.

	Statutory Capital and Surplus
	Minimum Required		Actual		Statutory net income
	2012	2011	2012	2011	2012	2011	2010
Bermuda	XXX	$131,161	XXX	$668,480	XXX	$80,022	$67,582
U.K.	XXX	$84,495	XXX	$561,562	XXX	$114,403	$129,099
Australia	XXX	$94,326	XXX	$138,199	XXX	$13,979	$10,791
U.S.	XXX	$128,162	XXX	$490,745	XXX	$(8,234)	$5,751
Europe	XXX	$37,116	XXX	$179,450	XXX	$22,356	$5,686

The Company’s insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including Bermuda, the United Kingdom, Australia, the United States and Europe. Certain material aspects of these laws and regulations as they relate to solvency, dividends and capital and surplus are summarized below.

Bermuda

The Company’s Bermuda-based insurance and reinsurance subsidiaries are registered under the Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”). The Insurance Act requires that the Company’s Bermuda-based insurance and reinsurance subsidiaries maintain certain solvency and liquidity standards. These are determined as a percentage of either net reserves for losses and loss expenses or premiums and, for some of our subsidiaries, pursuant to a risk-based capital measure.

Each of the Company’s regulated Bermuda insurance and reinsurance subsidiaries would be prohibited from declaring or paying any dividends if it is in breach of its minimum solvency margin (which is a function of outstanding losses) or liquidity ratio (which is a function of relevant assets) or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, each of the Company’s regulated Bermuda insurance and reinsurance subsidiaries is prohibited, without the prior approval of the Bermuda regulator, from reducing by 15% or more its total statutory capital as set out in its previous year’s statutory financial statements.

As of December 31, 2012 and 2011, all of the Company’s Bermuda-based insurance and reinsurance subsidiaries exceeded their respective minimum solvency and liquidity requirements. The Bermuda insurance and reinsurance subsidiaries in aggregate exceeded minimum solvency requirements by $xxx million as of December 31, 2012 (2011: $537.3 million) and exceeded minimum liquidity requirements by $xxx million as of December 31, 2012 (2011: $468.3 million).

Australia

The Company’s Australian insurance subsidiaries are regulated and are subject to prudential supervision by the Australian Prudential Regulation Authority (“APRA”). APRA is the primary regulatory body responsible for regulating compliance with the Insurance Act 1973. APRA’s prudential standards require that all insurers maintain and meet prescribed capital adequacy requirements to enable its insurance obligations to be met under a wide range of circumstances. This requires authorized insurers to hold eligible capital in excess of the minimum capital requirement ~~This amount~~, which may be determined using the prescribed method or an internal model based method. The Company’s Australian insurance subsidiaries have adopted the prescribed method. An insurer must obtain APRA’s written consent prior to making any planned reductions in its capital, including any payment of dividends. Each of the Company’s insurance subsidiaries must provide APRA a valuation prepared by an appointed actuary that demonstrates that the tangible assets of the insurer, after the proposed capital reduction, are sufficient to cover its insurance liabilities to a 99.5% level of sufficiency of capital before APRA will consent to a capital release or dividend.

As of December 31, 2012 and 2011, ~~the actual levels of capital for each~~ all of the Company’s Australian-based insurance subsidiaries ~~were in excess of~~ exceeded the required 99.5% level of sufficiency. On an aggregate basis, these companies exceeded the required level of sufficiency as of December 31, 2012 and 2011 by $xxx million and $43.9 million, respectively.

United Kingdom

The Company’s U.K. based insurance subsidiaries are regulated by the U.K. Financial Services Authority (the “FSA”) and are required to maintain adequate financial resources, the rules for which are set out in the General Prudential Sourcebook (“GENPRU”) and the Prudential Sourcebook for Insurers (“INSPRU”) of the FSA’s Handbook of Rules and Guidance.

Through its rules, the FSA sets minimum capital resources requirements for its regulated insurance companies. The calculation of the minimum capital resources requirements in any particular case depends on, among other things, the type and amount of insurance business written and claims paid by the insurance company. As at December 31, 2012 and 2011, all of the Company’s U.K. insurance subsidiaries maintained capital in excess of the ~~required~~ minimum capital resources requirements (or received a waiver from the FSA from the requirement to remedy any shortfall) and complied with the relevant provisions of GENPRU and INSPRU. The U.K.-based insurance subsidiaries, in aggregate, maintained capital in excess of the minimum capital resources requirements by $xxx million and $477.1 million as of December 31, 2012 and 2011, respectively.

The FSA also requires an insurance company to calculate an Enhanced Capital Requirement (“ECR”), which is a risk-based capital measure that involves applying capital charge factors to each class of asset held and to each class of insurance business written.

In addition, the FSA’s Individual Capital Adequacy Standards (“ICAS”) framework requires insurance companies to carry out various capital modeling and risk management exercises in order to calculate a company-specific Individual Capital Assessment (“ICA”) amount, which is the company’s internal calculation of its capital requirements under the ICAS framework. The basis for this calculation is prescribed in GENPRU and is intended to ensure a company holds sufficient capital such that there is no material risk that its liabilities cannot be met as they fall due.

The FSA’s rules require the Company’s U.K. insurance subsidiaries to obtain FSA approval for any proposed or actual payment of a dividend. The FSA uses the ECR and the ICA when assessing requests to make distributions and therefore dividends approved by the FSA will often significantly differ from any surplus capital above the entity’s minimum capital resources requirements. As of December 31, 2012 and 2011, all of the Company’s U.K. insurance subsidiaries maintained capital in excess of ~~their~~ required ECR amounts. On an aggregate basis, these companies exceeded the minimum ECR amounts as of December 31, 2012 and 2011 by $xxx million and $384.7 million, respectively.

United States

The Company’s U.S. insurance and reinsurance subsidiaries are subject to the insurance laws and regulations of the states in which they are domiciled, licensed and/or approved to conduct business. These laws also restrict the amount of dividends the subsidiaries can pay to the Company. The restrictions are generally based on statutory net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting requirements of the individual domiciliary states or states in which any of the insurance or reinsurance subsidiaries are domiciled. Generally, prior regulatory approval must be obtained before an insurer may pay a dividend or make a distribution above a specified level.

The U.S. subsidiaries are required to file annual statements with insurance regulatory authorities prepared on a statutory basis prescribed or permitted by such authorities. Statutory accounting principles differ from U.S. GAAP in the treatment of various items, including treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. For the Company’s U.S. insurance and reinsurance subsidiaries, there are no prescribed or permitted statutory accounting practices that differ significantly from the statutory accounting principles established by the NAIC. The U.S. insurance and reinsurance subsidiaries are also required to maintain minimum levels of solvency and liquidity as determined by law, and to comply with risk-based capital requirements and licensing rules.

As of December 31, 2012 and 2011, ~~the actual levels of solvency, liquidity and risk-based capital of~~ all of the Company’s U.S. insurance and reinsurance subsidiaries ~~were in excess of~~ exceeded their ~~minimum levels~~ required levels of risk-based capital, with the exception of one subsidiary that was acquired whilst under supervision. On an aggregate basis, the U.S.-based insurance and reinsurance subsidiaries (excluding the subsidiary under supervision) exceeded their minimum levels of risk-based capital as of December 31, 2012 and 2011 by $xxx million and $374.9 million, respectively; the subsidiary under regulatory supervision was below its minimum required risk-based capital level by approximately $xxx million as of December 31, 2012 (2011: $12.4 million). As a consequence of being under regulatory supervision, the subsidiary’s regulator must approve any and all disbursements, new contracts or agreements. The Company does not believe this subsidiary’s non-compliance presents material risk to the Company’s operations or financial condition.

Europe

The Company’s Swiss insurance subsidiary is regulated by the Swiss Financial Market Supervisory Authority (“FINMA”) pursuant to the Insurance Supervisory Act 2004. This subsidiary is obligated to maintain a minimum solvency margin based on the Solvency I and Swiss Solvency Test regulations (“SST”) as stipulated by the Insurance Supervisory Act. As of December 31, 2012 and 2011, this subsidiary exceeded the~~se~~ Solvency I requirements by $xxx million (2011: $107.7 million) and exceeded the SST requirements by $xxx million (2011: $32.6 million). The amount of dividends that this subsidiary is permitted to distribute is restricted to freely distributable reserves, which consist of retained earnings, the current year profit and legal reserves. Any dividend exceeding the current year profit requires FINMA’s approval. The solvency and capital requirements must continue to be met following any distribution.

In addition to Switzerland, the Company has insurance and reinsurance subsidiaries located in Belgium, Denmark, Ireland and Sweden. Each insurance and reinsurance subsidiary is subject to the relevant statutory regulations, provisions and laws in its respective country that require it to maintain certain measures of solvency ~~and liquidity~~ and restrict dividend payments. As of December 31, 2012 and 2011, the Company’s subsidiaries located in Belgium, Denmark, Ireland and Sweden ~~met~~ exceeded their required levels of solvency ~~and liquidity~~. These companies, in aggregate, exceeded minimum solvency requirements by $xxx million and $34.6 million as of December 31, 2012 and 2011, respectively.

Restricted net assets of consolidated subsidiaries

As at December 31, 2012, the total amount of net assets of the Company’s consolidated subsidiaries that were restricted was $xxx million (2011: $~~815.~~996.5 million).